FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No.                        Document

1.   FRN Variable Rate Fix released on 19 May 2003
2.   Doc. re Pricing Supplement released on 19 May 2003
3.   FRN Variable Rate Fix released on 20 May 2003
4.   FRN Variable Rate Fix released on 20 May 2003
5.   FRN Variable Rate Fix released on 21 May 2003
6.   FRN Variable Rate Fix released on 21 May 2003
7.   Employee Share Option Scheme released on 23 May 2003
8.   FRN Variable Rate Fix released on 23 May 2003
9.   FRN Variable Rate Fix released on 23 May 2003

Document No. 1

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--May 19, 2003--

RE: NORTHERN ROCK PLC
    GBP 18,162,000 SERIES 250 EMTN
    DUE: NOVEMBER 2008
    ISIN: XS0168679347

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
14MAY03 TO 14AUG03 HAS BEEN FIXED AT 3.7975 PCT PER ANNUM.

INTEREST PAYABLE VALUE 14AUG03 WILL AMOUNT TO:
GBP 9.57 PER GBP 1,000 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No.2

Pricing Supplement

Issuer:                           Northern Rock plc
Series Number                     253
Description:                      Issue of EUR 50,000,000 Floating Rate Notes
                                  due 2005
Currency/ Principal Amount:       Euro (EUR)
Issue Price:                      100 per cent.
Specified Denomination            EUR 100,000
Issue Date:                       20 May 2003
Maturity Date:                    20 May 2005
ISIN:                             XS0168846425

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

END

Document No. 3

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--May 20, 2003--

RE: NORTHERN ROCK PLC
    EUR 500,000,000 SERIES 249 EMTN
    DUE MAY 2006
    ISIN: XS0168622073

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16MAY03 TO 18AUG03 HAS BEEN FIXED AT 2.53 PCT PER ANNUM

INTEREST PAYABLE VALUE 18AUG03 WILL AMOUNT TO:
EUR 6.61 PER USD 1,000 DENOMINATION
EUR 66.06 PER USD 10,000 DENOMINATION
EUR 660.61 PER USD 100,000 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3854/3855 OR FAX: 44 20 7508 3881

Document No.4


( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--May 20, 2003--

RE: NORTHERN ROCK PLC
    GBP 6,000,000.00
    MATURING: 17-Feb-2004
    ISSUE DATE: 17-Feb-1999
    ISIN: XS0094893715

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-May-2003 TO 18-Aug-2003 HAS BEEN FIXED AT 3.678750 PCT.

INTEREST PAYABLE VALUE 18-Aug-2003 WILL AMOUNT TO
GBP 9.17 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3857/3855 OR FAX: 44 020 7508 3881.

Document No. 5


( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--May 21, 2003--

RE: NORTHERN ROCK BUILDING SOCIETY
    GBP 5,000,000.00
    MATURING: 21-Nov-2003
    ISSUE DATE: 21-Nov-2000
    ISIN: XSO120759799

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
21-May-2003 TO 21-Aug-2003 HAS BEEN FIXED AT 3.700000 PCT

INTEREST PAYABLE VALUE 21-Aug-2003 WILL AMOUNT TO:
GBP 93.26 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 6


( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--May 21, 2003--

RE: NORTHERN ROCK PLC
    USD 100,000,000.00
    MATURING: 21-Feb-2099
    ISSUE DATE: 21-Feb-2001
    ISIN: XSO125284777

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
23-May-2003 TO 26-Aug-2003 HAS BEEN FIXED AT 2.270000 PCT

INTEREST PAYABLE VALUE 26-Aug-2003 WILL AMOUNT TO:
USD 59.90 PER USD 10,000.00 DENOMINATION
USD 599.03 PER USD 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 7


                               NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME


Northern Rock plc (the Company) announces that on 23 May 2003 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 5,000 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,234,675 Shares representing 1.24% of the Company's issued share capital.


END

Document No. 8

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--May 23, 2003--

RE: NORTHERN ROCK PLC
    USD 50,000,000.00
    MATURING: 28-Aug-2003
    ISSUE DATE: 28-Aug-2001
    ISIN: XS0134411544

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
28-May-2003 TO 28-Aug-2003 HAS BEEN FIXED AT 1.355000 PCT

INTEREST PAYABLE VALUE 28-Aug-2003 WILL AMOUNT TO:
USD 34.63 PER USD 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 9


( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--May 23, 2003--

RE: NORTHERN ROCK BUILDING SOCIETY
    USD 400,000,000.00
    MATURING: 28-Feb-2006
    ISSUE DATE: 28-Feb-2001
    ISIN: XS0125090810

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
28-May-2003 TO 28-Aug-2003 HAS BEEN FIXED AT 1.430000 PCT

INTEREST PAYABLE VALUE 28-Aug-2003 WILL AMOUNT TO:
USD 36.54 PER USD 10,000.00 DENOMINATION
USD 365.44 PER USD 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  27 May, 2003                   By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary